John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

December 20, 2019

VIA EDGAR

Mr. Alberto H. Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	IDR Core Property Index Fund Ltd

Registration Statement on Form N-2

(File No. 811-23460)

Dear Mr. Zapata:

On behalf of IDR Core Property Index Fund Ltd (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on November 14, 2019 with respect to the Fund’s response (“Prior Response Letter”) to the prior comments provided by the Staff with respect to the Fund’s Registration Statement on Form N-2 (File No. 811-23460) (the “Registration Statement”), filed with the Commission on August 2, 2019 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration Statement are referenced in the below responses, such revisions have been reflected in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

General Comments

1.	Comment: Please revise the Registration Statement to include the applicable disclosures regarding the suitability of an investment in the Fund for investors who require short-term liquidity. Please include the applicable disclosures in bullet point form for ease of review by investors.

Response: The Fund has revised the disclosure set forth in Item 8 of the Registration Statement in response to the Staff’s comment. The Fund further confirms to the Staff that it will include such disclosure in any private placement memorandum used in connection with the offer and sale of its Common Shares.

Mr. Alberto H. Zapata

December 20, 2019

2.	Comment: We note that you provided proposed changed pages as an attachment to the Prior Response Letter reflecting revisions made in response to the Staff’s prior comments. Please file an amendment to the Registration Statement reflecting the changes referenced in such changes pages concurrent with your response to the Staff’s additional comments on the Registration Statement.

Response: The Fund has filed Amendment No. 1 to the Registration Statement concurrently herewith in response to the Staff’s comment.

3.	Comment: We note your response to prior comment no. 3(a) set forth in the Prior Response Letter. Please advise the Staff on a supplemental basis what is meant by the reference to “active management of allocations among the various Eligible Component Funds” in the revised disclosure proposed by the Fund, as active management of the Fund’s portfolio would appear contrary to the passive index-based investment approach described elsewhere in the Registration Statement.

Response: The Fund advises the Staff on a supplemental basis that the reference to “active management” refers to the efforts undertaken by the Manager to oversee and manage both purchases and redemptions from underlying Eligible Component Funds to mirror as closely as possible the relative weighting of such Eligible Component Funds within the NFI-ODCE X Index. In particular, due to restrictions imposed on investors in the Eligible Component Funds with respect to the timing and availability of purchases and redemptions, the Manager is unable to rebalance the Fund’s portfolio through ordinary measures such as open-market purchases or sales, but must instead seek to match both the timing and amount of redemptions and new purchases from Eligible Component Funds to ensure consistency with the then current NFI-ODCE X Index.

4.	Comment: We note your response to prior comment no. 3(d) set forth in the Prior Response Letter. Please revise the disclosure under the heading “Investment Objective and Strategy” set forth in the Registration Statement to clarify what is meant by “gross asset value” as it pertains to the minimum required assets in which the fund must invest in one particular property type.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that the term “gross asset value” is intended to mirror the term “total assets” as used in U.S. generally accepted accounting principles.

5.	Comment: We note your response to prior comment no. 5(a) set forth in the Prior Response Letter. It appears from the disclosure set forth in the Registration Statement that the Fund intends to conduct one or more private placement offerings, which may include the continuous offering of shares during periods when the Fund may be conducting repurchase offers. Please provide the Staff on a supplement basis the Fund’s analysis regarding whether conducting repurchase offers while such continuous offerings of shares remain open is consistent with the restrictions imposed on repurchasing shares during distribution periods under Regulation M.

Mr. Alberto H. Zapata

December 20, 2019

Response: The Fund advises the Staff on a supplemental basis that it does not intend to undertake a repurchase offer for its Common Shares during any “restricted period”, as such term is defined in Rule 100 under Regulation M. In particular, the Fund believes that in accordance with the plain language of Rule 100 of Regulation M, any restricted period with respect to its Common Shares would begin “on the later of five business days prior to the determination of the offering price” at which such Common Shares are to be issued and end upon the completion of the distribution of Common Shares at such offering price. As disclosed in the Registration Statement, the Fund only intends to issue new Common Shares on a quarterly basis at the Fund’s then current net asset value per Common Share, as determined by the Fund’s Board of Directors or an authorized committee thereof. The Fund therefore believes that a restricted period would commence each quarter five business days prior to the determination of the price at which its Common Shares would be issued in connection with the Fund’s quarterly distribution of Common Shares, and would end upon completion of such quarterly distribution of Common Shares. The Fund does not intend to undertake any repurchase offers during such quarterly restricted periods. As a result, the Fund believes that its proposed repurchase offers would not conflict with any restrictions imposed under Regulation M.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Gary A. Zdolshek, CEO and President / IDR Core Property Index Fund Ltd